                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 12b-25

                          NOTIFICATION OF LATE FILING

                            Annual Report on Form 10-K
                      For the Year Ended December 31, 1996

PART 1 - REGISTRANT INFORMATION
-------------------------------

                       PARACELSUS HEALTHCARE CORPORATION
                             (Name of Registrant)

                        515 West Greens Road, Suite 800
                    (Address of Principal Executive Office)

                             Houston, Texas 77067
                          (City, State and Zip Code)

PART II - RULES 12b-25(b) and (c)
---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed

                                     ( X )
                             (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
--------------------

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     In March 1997, the inquiry by the Special Committee appointed by the Board of Directors of the Registrant to review certain accounting and reporting practices of the Registrant was completed. The Registrant is in the process of reviewing the recommendations made by the Special Committee, which impacts the current and prior years. Additionally, the Company is refining certain accounting estimates, including estimates related to discontinued operations and assets held for sale. The Special Committee has retained outside legal counsel who will review this Annual Report prior to its being filed with the Securities and Exchange Commission. As of this date, senior management, the Board of Directors, outside legal counsel and the Company's independent auditors have not completed their review of the Form 10-K.

PART IV - OTHER INFORMATION
--------------------------
(1) Name and telephone number of person to contact in regard to this notification.

            ROBERT M. STARLING                      (281) 774-5100
          ----------------------                   ----------------
                 (Name)                     (Area code and telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                         ( X )   YES          (   )   NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         ( X )   YES          (   )   NO

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Special Committee's investigation was recently completed in March 1997. Management is in the process of reviewing the Special Committee's recommendations, some of which may impact prior years' financial results. As of this date, management's review has not been completed, and the impact on prior years' financial results has not been finalized.

                       PARACELSUS HEALTHCARE CORPORATION
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

              March 31, 1997                  \s\ James G. VanDevender
            --------------------              ---------------------------
                  (Date)                      James G. VanDevender
                                              Executive Vice President,
                                              Chief Financial Officer and
                                              Director